January 20, 2026

Patrick NJ Schnegelsberg
Chief Executive Officer
Picard Medical, Inc.
1992 E Silverlake
Tucson AZ, 85713

       Re: Picard Medical, Inc.
           Registration Statement on Form S-1
           Filed January 12, 2026
           File No. 333-292666
Dear Patrick NJ Schnegelsberg:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Mike Blankenship, Esq.